                          Filed by Wesley Jessen VisionCare, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                          Subject Company:

                          Wesley Jessen VisionCare, Inc.
                          Commission File No. 0-22033





     On March 30, 2000, Wesley Jessen VisionCare, Inc. ("WJ") issued the following press release:

WESLEY JESSEN

                                                                PRESS RELEASE



                         CONTACT: George Sard/David Reno/Tina Johnson Sard Verbinnen & Co.
                                    (212) 687-8080

                    WESLEY JESSEN BOARD REJECTS UNSOLICITED
                             BAUSCH & LOMB PROPOSAL
    Reaffirms Commitment to Accretive Strategic Merger With Ocular Sciences
                 ______________________________________________

   DES PLAINES, IL, MARCH 30, 2000 - Wesley Jessen VisionCare, Inc. (NASDAQ:
WJCO), the world's leading manufacturer of specialty soft contact lenses, today announced that its Board of Directors has unanimously rejected an unsolicited proposal by Bausch & Lomb, Inc. (NYSE: BOL) to acquire Wesley Jessen for $34 per share in cash.

   The Board stated that the Company is not for sale and remains firmly committed to its pending strategic merger with Ocular Sciences, Inc. (NASDAQ:
OCLR), which it believes will create substantial shareholder value. The Board noted that Wesley Jessen traded at $40 per share less than three months ago and that many analysts had stand-alone price targets of $40 or more even before the accretive Ocular Sciences merger was announced. The Board determined that the Bausch & Lomb proposal was not superior to the Ocular Sciences merger.

   Kevin J. Ryan, Chairman, President and CEO of Wesley Jessen, said: "It is clear that Bausch & Lomb's proposal woefully undervalues Wesley Jessen. We have had great success in rapidly growing market share and profits in a business dominated by multinational healthcare giants. Over the past four years, Wesley Jessen has been the most aggressive company in the industry in new product introductions. Sales of our specialty soft lenses have consistently outpaced the broader contact lens market by wide margins."

   Ryan continued: "Our merger with Ocular is a textbook case of a perfect strategic fit with the potential to create substantial long-term value for our shareholders. Combining our complementary strengths, this merger will create the second largest soft-lens company and the only full-line global competitor in the contact lens industry. We will have greater scale and resources to compete globally, while retaining the nimbleness and focus to continue to capture market share. We have already identified $30 million of synergies and expect EPS accretion of $0.35-0.38 per share in 2001. This merger will also enable us to accelerate product launch timetables and address a broader array of opportunities together than either company could have on its own. It gives both companies exciting opportunities to expand sales of their complementary products to one another's wearer bases and broaden distribution of Ocular's lenses through Wesley Jessen's global direct sales force."

   Wesley Jessen VisionCare, Inc. is the leading worldwide developer, manufacturer and marketer of specialty contact lenses. Its products include cosmetic lenses, which change or enhance the wearer's eye color, toric lenses, which correct astigmatism, and premium lenses, which offer value-added features such as protection from ultraviolet light.

                                     # # #

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains certain forward-looking statements, including among other things, statements regarding each company's results of operations and expected synergies and other benefits of the combination. These forward looking statements are based on current expectations, and actual results may differ from anticipated future events or results. Except for historical information, matters discussed in this news release which are forward-looking statements are subject to certain risks and uncertainties including, but not limited to, the uncertainties relating to the continued growth of worldwide specialty contact lens markets, timely production of lens products, the acceptance of new products as well as other risks indicated from time-to-time in the Company's filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

               WHERE YOU CAN FIND ADDITIONAL INFORMATION

     A joint proxy statement/prospectus will be filed by Wesley Jessen VisionCare, Inc. ("WJ") and Ocular Sciences, Inc. ("OSI") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by WJ and OSI with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by WJ may also be obtained for free from WJ by directing a request to Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, IL 60018, telephone: (847) 294-3000. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by OSI may be obtained for free from OSI by directing a request to Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080, telephone: (650) 583-1400.

     WJ and its officers and directors may be deemed to be participants in the solicitation of proxies from WJ's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WJ's Current Report on Form 8-K, dated March 21, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from WJ at the address set forth above. OSI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of OSI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OSI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 26, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the OSI at the address set forth above.